EXHIBIT 99.2

CONSENT OF DOUG REDDY, M.Sc., P.GEO.

The undersigned hereby consents to the reference to their name as well as the information that has been reviewed and approved by them in the press release of Equinox Gold Corp. (the “Company”), dated January 11, 2023, in each case where used or incorporated by reference in the Registration Statement on Form F-10 of the Company.

/s/ Doug Reddy
By: Doug Reddy, M.Sc., P.Geo.

Dated: January 11, 2023